

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Seamus Lagan
Chief Executive Officer
Rennova Health, Inc.
400 South Australian Avenue, Suite 800
West Palm Beach, FL 33401

> **Re: Rennova Health, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2021**
> **File No. 333-252995**

Dear Mr. Lagan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed February 11, 2021

The Offering, page 5

1.   We note that your common stock is presently quoted on the OTC Pink and that the selling stockholders intend to offer their shares "at prevailing market prices at the time of sale, at varying prices or at negotiated prices." To sell shares at market prices, we require an existing trading market for those shares, and we do not consider the OTC Pink to be such a market for purposes of satisfying Item 501(b)(3) of Regulation S-K. Please revise your disclosure throughout the prospectus to set a fixed price at which the selling stockholders will offer and sell their shares for the duration of the offering.

Incorporation of Certain Information by Reference, page 73

2.   We note that you incorporate information by reference into your registration statement. Since you have not yet filed your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, you are not eligible to incorporate by reference. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and update this section accordingly.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Thomas Cookson